Exhibit (a)(14)

Email Correspondence from
Katherine E. Schuelke

FROM:	Katherine E. Schuelke Vice President, General Counsel and Secretary

DATE:	June 24, 2003

TO:	All Altera Employees

SUBJECT:	Stock Option Exchange Program

Today, we filed with the Securities and Exchange Commission revised materials describing the Option Exchange Program (the “Offer to Exchange”). You can obtain a copy of these materials at http://is-web.altera.com/stock/html/esop/exchange_program/main.htm.

Changes to the revised Offer to Exchange, which were made at the request of the SEC, include:

•	The addition of Summary Financial Information to Section 9 of the Offer to Exchange entitled “Information About Altera Corporation.”

•	A revision to Section 5 of the Offer to Exchange entitled “Withdrawal Rights” to include a statement that if we have not accepted or rejected your tendered options for exchange by July 31, 2003, you may withdraw your tendered options at any time after such date, until your tendered options are accepted and cancelled. Please note that promptly after the expiration of the Offering Period, we will provide you with a rights letter confirming the acceptance and cancellation of your tendered options and summarizing your rights as a participant in the Option Exchange Program.

•	A revision to the Withdrawal Form for Option Exchange Program.

Please take the time to carefully read the documents we have provided. I recognize that we are asking you to review a significant number of documents, at least one of which is quite lengthy and legalistic. I apologize for the formal nature of the documents, but we must provide you with the information in a form that satisfies our legal obligations and the disclosure requirements of the Securities and Exchange Commission.

The Offer to Exchange, as well as all other previously-released information about the Option Exchange Program, may be accessed at http://is-web.altera.com/stock/html/esop/exchange_program/main.htm.